UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March	, 20 07.

Commission File Number

Genoil Inc.
(Translation of registrant’s name into English)

#2020, 633 - 6 Ave SW, Calgary, AB, Canada, T2P 2Y5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_ ______________ .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc.
(Registrant)

Date May 28, 2007	By	/signed/ D.K. Lifschultz

David K. (Signature) Lifschultz, * CEO

* Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in
SEC1815(04-07)	this form are not required to respond unless the form displays a currently valid OMB control number.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MARCH 31, 2007

This Management’s Discussion and Analysis (MD&A) is dated May 8, 2007, and should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2007, the audited financial statements for the year ended December 31, 2006, and the accompanying MD&A for that period. This and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com.

BUSINESS OF THE CORPORATION

Genoil Inc. specializes in hydrocarbon upgrading (heavy oil and residue) and petrochemical technologies, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil and transportation related markets. The Company currently has 18 full time employees and 4 full time contracted consultants located in three principal offices – Calgary AB, Edmonton AB, and New York, NY. In addition, the Company operates its pilot facility in Two Hills, AB and its sales and marketing operations through a network of commissioned technical sales agents in 36 countries. The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF). The Company has funded its operations to date by way of capital stock private placements and short-term loans to support its near term operations.

Genoil Hydroconversion Upgrader

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU™). The GHU™ converts sour (high sulphur), heavy hydrocarbon feedstocks into lighter oil with higher quality distillates for conventional refining. The GHU™ process uses a hydrogen enrichment methodology, based on catalytic hydrogenation and flash separation. The GHU’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU™ provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions. Sour, heavy crude and residual by-products are converted into lighter distillates, increasing API (lower gravity), while maximizing denitrogenation, desulphurisation and demetalisation. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from crude feedstocks. Genoil has a US and a Canadian patent for its GHU™ process and operates a pilot plant in Two Hills, Alberta. The pilot unit has progressed through the development stage and the costs of commercialization have been expensed.

Velox Corporation

Through a license agreement with Velox Corporation, a subsidiary corporation in which Genoil has a controlling interest of 50.1%, the Company has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Velox has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging them with a mussel contagion that could not be stopped and ultimately inflicted great ecological damage. In view of this danger, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem. Genoil has been in talks with a shipping line and hopes that the contracting process will begin in the near future for this application of Velox’s technology.

Maxis Oil Water Separator

Genoil’s Maxis product line also uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of the Maxis technology allows this system to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis and currently has proposals on the table with two major oil companies based on the Maxis technology. Additionally, the Company is beginning to apply its Maxis technology to water purification and environmental cleanup applications.

Proposals have been submitted to Medco in Oman and Lukoil in Russia, who are presently evaluating the acquisition of their first units with possible follow up sales after successful installation and operation.

Crystal Oil Water Separators

Genoil’s Crystal water separator is a compact unit that is able to handle small volumes (from 2 GPM to 20 GPM) using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Additionally, Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc. in Salt Lake City, Utah, and has met IMO MEPC 107 (49) resolution and the United States Coast Guard standards, which require bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less that 5 ppm for discharge into inland waters. In the view of management, the Crystal Sea has advantages over competing models, including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities aboard. Having completed US Coast Guard testing, marketing of the Crystal Sea may now enter the US and other global markets. Genoil has started some ground work and a prototype was presented to a major shipping line for possible installation. Management estimates the Crystal Sea bilge cleaner has a potential 50,000 ship market as all ships over 200 tons that ply the international waters may be outfitted with a device of this nature.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

BUSINESS PROSPECTS

During the quarter ended March 31, 2007, the Company did not generate any revenue. The Company does not expect to generate revenue or cash flow from its technologies or services in the first half of 2007, and possibly beyond. The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU™ systems and/or the licensing of its intellectual property. The Corporation has accumulated losses of over $45.6 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights. Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU™. Genoil is marketing its GHU™ (and related engineering and design services) to refiners and producers of sour, heavy crude around the world and believes that there is strong market potential for this technology. The continued commercialization of Genoil’s GHU™ represents the next key phase in the Company’s growth.

ACTIVITIES

On April 25th, 2007 the Company announced that it had entered into a definitive testing agreement with Hebei Zhongjie Petrochemical Group Company Ltd. (“HZ”) for testing of their heavy oil at Genoil’s pilot plant in Two Hills Alberta. This agreement was signed on April 16, 2007 and the oil samples of the M180 blend and HZ refining residual oil are to be shipped to the Genoil Two Hills, Alberta, pilot facility at beginning of May, with arrival estimated in early June. The test run at the pilot facility will allow Genoil to complete its feasibility study and determine the final catalyst selection, operating conditions and optimization of the Genoil GHU(TM) process required to move this project into the Front End Engineering and Design (“FEED”) phase, subject to final project funding once the FEED study is complete.

OVERALL PERFORMANCE

As the Company has no sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended March 31, 2007 and the three preceding quarters:

SELECTED QUARTERLY DATA

	2006-Q2	2006-Q3	2006-Q4	2007-Q1

Working capital (deficiency)	(1,688,531)	1,353,684	(92,638)	(1,185,888)

Long term debt	2,224,343	2,145,522	2,157,505	2,222,230

Total assets	5,464,250	7,969,449	6,481,575	5,436,438

Accumulated deficit	34,488,529	41,597,409	43,779,493	45,608,907

Cash flow used in operations	1,149,090	1,014,644	1,401,244	1,120,235

SELECTED
ADMINISTRATION
EXPENSES

	2006-Q2	2006-Q3	2006-Q4	2007-Q1

Human resources	443,716	353,009	778,675	591,757

Business development	256,025	246,501	278,995	280,555

Professional fees	172,684	107,372	346,163	114,836

Stock-based compensation	1,216,329	1,683,039	1,445.757	349,850

Human resources include $111,500 in director’s fees payable in shares. The increase in business development expense reflects the travel costs as the Company intensifies its marketing efforts in Eastern Europe, China and elsewhere. These expenses are expected to rise in the foreseeable future. The decrease in stock-based compensation is a result of option forfeitures during the quarter and the declining balance of deferred stock-based compensation. It is expected to increase again in the next quarter.

UNUSUAL ITEMS

There were no unusual items in the quarter ended March 31, 2007.

LIQUIDITY

The Company used $1,120,235 of cash in its operations during the quarter.

This was financed through C$3.9 million raised in August 2006 via the issuance of 4.86 million common shares at US$0.73 in a private placement. A further C$2.1 million was raised on the exercise of options and warrants since August 2006.

The Company’s working capital condition deteriorated during the period as a result of continued operations that consumed cash. As it has in the past, the Company is arranging with and among its affiliates to infuse further equity funding to support its working capital requirements for the foreseeable future. Currently the Company is arranging a $1 million credit facility with a related party and is working on a private placement that would provide working capital for the short term. In April the Company negotiated a six month extension on 78% of the convertible notes and accrued interest that was due on April 6, 2007. These notes are held by a director and officer of the Company.

The Company’s long term debt matures in 2014 and is non-interest bearing.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU™ and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no material commitments apart from the lease commitments disclosed in the notes to the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the quarter ended of 2007.

ACCOUNTING POLICIES

There were no changes in accounting policies or adoption of new policies during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, amount due to related parties, notes payable and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value, as the implicit interest rate is similar to current market rates.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on May 6, 2007:

Number
Shares outstanding	224,806,146
Issuable under options	25,263,502
Issuable under warrants	4,978,588
Issuable under convertible notes	13,130,916

268,179,152

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the three months ended March 31, 2007 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures are not effective as a result of material weaknesses in internal controls as discussed below.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of March 31, 2007.

Due to the Company’s size, and its inability to segregate incompatible functions among its employees, there are inherent weaknesses in the Company’s internal controls to provide reasonable assurance regarding the reliability of financial reporting. The lack of sufficient personnel has resulted in ineffective segregation of duties that if left unremediated, may not prevent or detect material misstatements to annual or interim financial statements. Accordingly, management has determined that this deficiency constitutes a material weakness.

Management and the Board of Directors are currently working on developing compensating controls to mitigate the risk of ineffective segregation of duties. Genoil Inc. will continue to monitor its internal controls and implement appropriate improvements as required.

During 2006 and the first quarter of 2007, the Company, with the assistance of external consultants, has implemented a number of small improvements to its internal control system and plans to continue this process during 2007.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

INTEREST RATE RISK

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At March 31, 2007, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. The Company had approximately US$385,500 cash on hand, US$2,450 in accounts receivable and US$88,780 included in accounts payable and accrued liabilities, which is subject to foreign exchange fluctuation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENOIL INC.

Index to Interim Consolidated Financial Statements

Three months ended March 31, 2007

Page
FINANCIAL STATEMENTS
Interim Consolidated Balance Sheets	1
Interim Consolidated Statements of Loss and Deficit	2
Interim Consolidated Statements of Cash Flows	3
Notes to Interim Consolidated Financial Statements	4 - 8

Responsibility for Financial Statements

The interim consolidated financial statements of Genoil Inc. have been prepared by and are the responsibility of the Company’s management. They include the selection of appropriate accounting principles, judgments and estimates necessary to comply with Canadian generally accepted accounting principles.

The auditors of Genoil Inc. have not performed a review of these unaudited interim consolidated financial statements.

	Interim Consolidated Balance Sheets
	March 31, 2007 and December 31, 2006
		(Unaudited)

	C$	C$
	March	December
	(Unaudited)	(Audited)
	2007	2006

ASSETS
CURRENT
Cash and cash equivalents	$ 504,421	$ 1,434,671
Receivables	28,076	15,556
Prepaid expenses and deposits	81,406	89,279

	613,903	1,539,506
PROPERTY, PLANT AND EQUIPMENT	2,135,683	2,193,738
INTANGIBLE ASSETS	2,686,852	2,755,553

	$ 5,436,438	$ 6,488,797

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$ 771,866	$ 661,409
Convertible Notes - current portion (Note 3)	1,027,925	970,735

	1,799,791	1,632,144
CONVERTIBLE NOTES (Note 3)	2,222,230	2,157,505

	4,022,021	3,789,649

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	35,151,354	34,809,229
Contributed surplus (Note 7)	11,871,970	11,669,412
Accumulated deficit	(45,608,907)	(43,779,493)

	1,414,417	2,699,148

	$ 5,436,438	$ 6,488,797

SUBSEQUENT EVENTS (Note 8)
GOING CONCERN (Note 2)

APPROVED BY THE BOARD

/signed/ D.K. Lifschultz__ D.K. Lifschultz - Director

/signed/ B. Korney _____B. Korney - Director

See notes to consolidated financial statements

1

		GENOIL INC.
	Interim Consolidated Statements of Loss and Deficit
	Three months ended March 31
		(Unaudited)

	C$	C$
	2007	2006

EXPENSES
Administrative expenses	$ 1,184,537	$ 1,081,960
Stock-based compensation	349,850	598,778
Amortization	131,604	157,560
Accretion of Convertible notes (Note 3)	90,588	27,305
Development expenses	38,764	107,632
Interest	43,966	95,572

LOSS FROM OPERATIONS	1,839,309	2,068,807

INTEREST INCOME	9,895	611

NET LOSS	(1,829,414)	(2,068,196)
DEFICIT - BEGINNING OF PERIOD	(42,287,033)	(29,873,446)

DEFICIT - END OF PERIOD	$ (45,608,907)	$ (31,941,642)

See notes to consolidated financial statements

2

		GENOIL INC.
	Interim Consolidated Statements of Cash Flows
	Three months Ended March 31
		(Unaudited)

	C$	C$
	2007	2006

OPERATING ACTIVITIES
Net loss	$ (1,829,414)	$ (2,068,196)
Items not affecting cash:
Amortization	131,604	157,560
Accrued interest	31,326	27,305
Accretion of convertible notes	90,588	95,572
Stock-based compensation	349,850	598,778

	(1,226,046)	(1,188,981)

Changes in non-cash working capital:
Accounts receivable	(12,520)	(143)
Accounts payable and accrued liabilities	110,458	(431,323)
Prepaid expenses	7,873	-

	105,811	(431,466)

Cash flow used by operating activities	(1,120,235)	(1,620,447)

INVESTING ACTIVITY
Purchase of equipment	(4,848)	-

Cash flow used by investing activity	(4,848)	-

FINANCING ACTIVITIES
Advances from related parties	-	117,416
Options and warrants exercised	194,833	1,673,173

Cash flow from financing activities	194,833	1,790,589

INCREASE (DECREASE) IN CASH FLOW	(930,250)	170,142
Cash - beginning of period	1,434,671	455,632

CASH - END OF PERIOD	$ 504,421	$ 625,774

CASH FLOWS SUPPLEMENTARY INFORMATION
Interest paid	$ -	$ -

Income taxes paid	$ -	$ -

See notes to consolidated financial statements

3

GENOIL INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2007

(Unaudited)
1.	INTERIM FINANCIAL STATEMENTS

These interim financial statements follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements.

The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the applicable Canadian Securities Commissions and Regulatory Authorities. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments which, in the opinion of management, are necessary for fair presentation of the information therein. These statements should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2006 and 2005.

Results of operations for the interim periods are not indicative of annual results.

2.	NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

Genoil Inc. (the “Company”) was incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialisation of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at March 31, 2007, the Company had incurred accumulated losses of $45,608,907 (2006 - $43,779,493) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercialising its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

4

						GENOIL INC.
		Notes to Interim Consolidated Financial Statements
			Three months ended March 31, 2007
						(Unaudited)

3.	CONVERTIBLE NOTES

		Series A	Series B	Series C	Series D	Total

	Gross amount received	$ 5,638,220	$ 750,000	$ 750,000	$ 968,825	$ 8,107,045
	Value of warrants and conversion option	(3,822,864)	(25,819)	(26,738)	(51,036)	(3,926,457)

	Fair value of repayment obligation	$ 1,815,356	$ 724,181	$ 723,262	$ 917,789	$ 4,180,588

	2005
	Beginning balance	1,815,356	-	-	-	1,815,356
	New issuances	-	724,181	723,262	-	1,447,443
	Accretion	217,843	10,954	-	-	228,797

	Ending balance	$ 2,033,199	$ 735,135	$ 723,262	$ -	$ 3,491,596

	2006
	New issuances	-	-	-	917,789	917,789
	Accretion	420,622	14,865	26,738	25,173	487,398
	Interest accrued	-	-	-	27,773	27,773
	Conversions	(296,316)	(750,000)	(750,000)	-	(1,796,316)

	Ending balance	$ 2,157,505	$ -	$ -	$ 970,735	$ 3,128,240

	2007
	New issuances	-	-	-	-	-
	Accretion	64,725	-	-	25,863	90,588
	Interest accrued	-	-	-	31,327	31,327
	Conversions	-	-	-	-	-

	Ending balance	$ 2,222,230	$ -	$ -	$ 1,027,925	$ 3,250,155

Series A

On December 23, 2004, the Company issued a $5,638,220 non-interest bearing convertible notes. This convertible note is due on December 23, 2014. The note holders also received 3,203,534 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to December 23, 2009. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 12%, was estimated to be $1,815,356 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of 5 years, resulting in a fair value of $834,153. The residual portion of the proceeds of $2,988,711 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and are being accreted over the term of the debt.

A director and officer of the Company and an entity associated with the officer and director subscribed for $306,425 of the convertible notes issued effective December 23, 2004 and was assigned 174,106 share purchase warrants.

(continues)

5

GENOIL INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2007

(Unaudited)
3.	CONVERTIBLE NOTES (continued)

Series B

On October 24, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on April 6, 2006 and had an interest rate of 12% per annum. At the holder’s option, the note was convertible to common shares of the Company at a rate of $0.44 per share at any time prior to maturity.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $724,181 on the date the agreement was signed. The residual portion of the proceeds of $25,819 was allocated to the conversion option and was recorded as debt discount with the corresponding charge to contributed surplus.

During 2006, the holder converted the entire principal of $750,000 and interest of $26,250 on the note into common shares of the company at a price of $0.44 per share and received 1,764,204 shares.

Series C

On December 23, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on June 24, 2006 and had an interest rate of 12% per annum. The note holder also received 426,000 warrants entitling him to purchase the same number of shares at a price of $0.85 per share at any time prior to July 24, 2006. At the holder’s option, the note was convertible to common shares of the Company at a rate of $0.44 per share at any time prior to maturity.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $723,262 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black- Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 77%; risk-free rate of 3.8%; and expected life of 0.5 years, resulting in a fair value of $1,150. The residual portion of the proceeds of $25,588 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and were accreted over the term of the debt.

During 2006, the holder converted the entire principal of $750,000 and interest of $42,000 on the note into common shares of the Company at a price of $0.44 per share and received 1,800,000 shares.

(continues)

6

GENOIL INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2007

(Unaudited)
3.	CONVERTIBLE NOTES (continued)

Series D

On October 6, 2006, the Company issued a $968,825 convertible note to entities controlled by a director and officer of the Company in settlement of debt owed them. This convertible note is due on April 6, 2007 and has an interest rate of 12% per annum. The note holder also received 322,941 warrants entitling the holder to purchase the same number of shares at a price of $0.98 per share at any time prior to April 6, 2007. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.75 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 24%, was estimated to be $917,789 on the date the agreement was signed. The residual amount, being $51,036, was allocated to the fair value of the warrants and no value was allocated to the conversion option. The debt discount will be accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option- pricing model with the following assumptions: *zero dividend yield; expected volatility of 86%; risk- free rate of 4.37%; and expected life of 0.5 years.

On April 6, 2007, the term of 78% the notes and attached warrants were extended by 6 months with the same conditions.

4.	SHARE CAPITAL

	Authorized:
	Unlimited	Common voting shares without par value
	10,000,000	Class "A" Preferred shares, issuable in series
			Number	Amount

	Issued:
		Common shares:

	-	Balance, beginning of period	223,054,604	34,809,229
	-	Exercise of stock options	1,249,999	342,125

			224,304,603	$ 35,151,354

5.	STOCK OPTIONS

			Number	Avg price

	Outstanding, beginning of period		27,213,502	$ 0.45
	Granted		250,000	0.54
	Exercised		(1,249,999)	0.14
	Cancelled		(750,001)	-

	Outstanding, end of period		25,463,502	$ 0.46

7

			GENOIL INC.
		Notes to Interim Consolidated Financial Statements
		Three months ended March 31, 2007
			(Unaudited)

6.	WARRANTS
		Avg price	Number

	Balance, beginning and end of period	$ 0.95	4,978,588

Shortly after period end, the term of 253,595 of the 322,941 warrants that were to expire on April 6, 2007, were extended by 6 months. Of the remaining balance, 1,452,113 expire in September 2008 and 3,203,534 in September 2009.

7.	CONTRIBUTED SURPLUS

		2007	2006

	Balance, beginning of period	$ 11,669,412	$ 9,075,415
	Options granted	516,030	3,554,776
	Options exercised	(147,292)	(1,437,820)
	Options cancelled	(166,180)	-
	Warrants granted	-	686,795
	Warrants exercised	-	(209,754)

	Balance, end of period	$ 11,871,970	$ 11,669,412

8.	SUBSEQUENT EVENTS

Subsequent to March 31, 2007 the Company extended the term of 78% of the Series D Convertible Notes and the attached warrants by six months. The original face value plus accrued interest amounts to $1,027,924 and continues to carry an interest rate of 12%.

9.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

8

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I David K. Lifschultz, as Chief Executive Officer of Genoil Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-
109 Certificate of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the
issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a. designed such disclosure controls and procedures, or cause them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
b. Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended
March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 28, 2007

Signed “David K. Lifschultz”
David K. Lifschultz
Chief Executive Officer
Genoil Inc.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Kippen, as Chief Financial Officer of Genoil Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-
109 Certificate of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the
issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a. designed such disclosure controls and procedures, or cause them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
b. Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. Caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 28, 2007

Signed “David Kippen”
David Kippen
Chief Financial Officer
Genoil Inc.